Exhibit 99.3

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion’s ability to fund such expenditures; Vermilion’s additional debt capacity providing it with additional working capital; the flexibility of Vermilion’s capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion’s 2021 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion’s future project inventory, and the wells expected to be drilled in 2021; exploration and development plans and the timing thereof; Vermilion’s ability to reduce its debt, including its ability to redeem senior unsecured notes prior to maturity; statements regarding Vermilion’s hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion’s hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion’s expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion’s marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion’s ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion’s other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

All crude oil and natural gas reserve and resource information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. Reserves estimates have been made assuming that development of each property in respect of which the estimate is made will occur, without regard to the likely availability of funding required for such development. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars unless otherwise stated.

Vermilion Energy Inc. ■ Page 1  ■ 2020 Annual Report

Abbreviations

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in Alberta
bbl(s)	barrel(s)
bbls/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
GJ	gigajoules
LSB	light sour blend crude oil reference price
mbbls	thousand barrels
mcf	thousand cubic feet
mmcf/d	million cubic feet per day
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point.
NGLs	natural gas liquids, which includes butane, propane, and ethane
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
tCO2e	tonnes of carbon dioxide equivalent
TTF	the price for natural gas in the Netherlands, quoted in megawatt hours of natural gas, at the Title Transfer Facility Virtual Trading Point
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

Vermilion Energy Inc. ■ Page 2  ■ 2020 Annual Report

Management’s Report to Shareholders

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements of Vermilion Energy Inc. are the responsibility of management and have been approved by the Board of Directors of Vermilion Energy Inc. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes to the consolidated financial statements and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Where necessary, management has made informed judgments and estimates of transactions that were not yet completed at the balance sheet date. Financial information throughout the Annual Report is consistent with the consolidated financial statements.

Management ensures the integrity of the consolidated financial statements by maintaining high-quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the consolidated financial statements. Deloitte LLP, Vermilion’s Independent Registered Public Accounting Firm, have conducted an audit of the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and have provided their report.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised entirely of independent Directors. The Committee meets periodically with management and Deloitte LLP to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, Management’s Discussion and Analysis and the Report of the Independent Registered Public Accounting Firm before they are presented to the Board of Directors.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management, under the supervision and with the participation of the principal executive officer and principle financial officer, conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has assessed the effectiveness of Vermilion’s internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Management concluded that Vermilion’s internal control over financial reporting was effective as of December 31, 2020.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of Vermilion’s internal control over financial reporting as of December 31, 2020 has been audited by Deloitte LLP, the Company’s Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2020.

(“Curtis Hicks”)	(“Lars Glemser”)

Curtis Hicks	Lars Glemser
President	Vice President & Chief Financial Officer
March 5, 2021

Vermilion Energy Inc. ■ Page 3  ■ 2020 Annual Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Vermilion Energy Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Vermilion Energy Inc. and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated March 5, 2021, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to Shareholders. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Calgary, Canada
March 5, 2021

Vermilion Energy Inc. ■ Page 4  ■ 2020 Annual Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vermilion Energy Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vermilion Energy Inc. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of net (loss) earnings and comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in shareholders’ equity, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relates.

Impairment of Capital Assets - Refer to Notes 2 and 4 to the Financial Statements

Critical Audit Matter Description

The Company reviews all Cash Generating Units (“CGUs”) for indicators of potential impairment at each reporting date. As a result of declining commodity price forecasts and a market capitalization deficiency during the year, indicators of impairment were identified for all CGUs. An impairment loss is recognized if the carrying amount of the CGU exceeds its recoverable amount. The recoverable amount of a CGU is estimated based on the higher of its fair value less cost of disposal and its value-in-use, using future after-tax cash flows of the underlying proved and probable oil and natural gas reserves. The Company engages an independent reservoir engineer to estimate oil and natural gas reserves using estimates, assumptions and engineering data. The development of the Company’s reserves and the related future after-tax cash flows used to evaluate the impairment requires management to make significant estimates and assumptions related to future oil and natural gas prices, discount rates, reserves, and future operating and development costs. Impairment charges totaling $1.68 billion were recorded for the year ended December 31, 2020.

Given the significant judgments made by management related to future oil and natural gas prices, discount rates, reserves, and future operating and development costs, these estimates and assumptions are subject to a high degree of estimation uncertainty. Auditing these estimates and assumptions are subject to a high degree of auditor judgment in applying audit procedures and in evaluation of the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

Vermilion Energy Inc. ■ Page 5  ■ 2020 Annual Report

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to future oil and natural gas prices, discount rates, reserves, and future operating and development costs used to determine the recoverable amount of all CGUs included the following, among others:

•	Evaluated the effectiveness of the relevant controls, including those over the determination of the future oil and natural gas prices, discount rates, reserves, and future operating and development costs.

•	Evaluated the Company’s independent reservoir engineer by:

◦	Examining reports and assessing their scope of work and findings.

◦	Assessing the competence, capability and objectivity by evaluating their relevant professional qualifications and experience.

•	Evaluated the reasonableness of reserves by testing the source financial information underlying the reserves and comparing the reserve volumes to historical production volumes.

•	Evaluated the reasonableness of future operating and development costs by testing the source financial information underlying the estimate, comparing future operating and development costs to historical results, and evaluating whether they are consistent with evidence obtained in other areas of the audit.

•	Evaluated the reasonableness of forecast oil and natural gas prices used by comparing the assumptions to historical data and available market trends.

•	With the assistance of fair value specialists,

◦	Evaluated the future oil and natural gas prices by independently developing a reasonable range of forecasts based on reputable third-party forecasts and market data and comparing those to the future prices selected by management.

◦	Evaluated the reasonableness of the discount rates by testing the source information underlying the determination of the discount rates and developing a range of independent estimates and comparing those to the discount rates selected by management.

Deferred Taxes - Refer to Notes 2 and 9 to the Financial Statements

Critical Audit Matter Description

The Company recognizes deferred income taxes for differences between the financial statement and tax basis of assets and liabilities at substantively enacted statutory tax rates in effect for the years in which the differences are expected to reverse.

Deferred income tax assets are reduced to the amounts expected to be realized based on forecasts of future tax profits, specifically forecasts of future revenue (commodity price forecasts and forecasted reserves). The Company recorded a deferred income tax asset for Canada primarily arising from past taxable losses in this jurisdiction.

To determine whether it is probable that the deferred income tax assets in Canada will be realized, management makes assumptions related to the forecasts of future taxable income, specifically forecasts of future revenue (commodity price forecasts and forecasted reserves). As such, auditing the probability of the deferred income tax assets being realized and management’s commodity price forecasts and forecasted reserves involved a high degree of auditor judgement as the estimations made by management contain significant measurement uncertainty. This resulted in an increased extent of audit effort, which included the need to involve an income tax specialist.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to assessing the probability of the deferred income tax assets being realized and management’s forecasts of taxable income, specifically forecasts of future revenue (commodity price forecasts and forecasted reserves) to evaluate the deferred income tax assets in Canada included the following, among others:

•	Evaluated the effectiveness of relevant controls, including those over the determination of the forecasts of future revenue, specifically commodity price forecasts and forecasted reserves in Canada.

•	Evaluated management’s ability to accurately forecast future revenue by comparing management’s assumptions to historical data and available market trends.

•	Evaluated the reasonableness of management’s forecasts of future revenue by:

◦	Comparing the forecasts prepared by management’s expert to third party forecasts and,

◦	Evaluating whether management’s estimates of commodity price forecasts and estimated reserves were consistent with the requirements of IAS 12 relating to the probability of forecasted future revenue and the length of the forecast period.

/s/ Deloitte LLP

Chartered Professional Accountants
Calgary, Canada
March 5, 2021

We have served as the Company’s auditor since 2000.

Vermilion Energy Inc. ■ Page 6  ■ 2020 Annual Report

Consolidated Financial Statements

Consolidated Balance Sheet

thousands of Canadian dollars

	Note	December 31, 2020	December 31, 2019
Assets
Current
Cash and cash equivalents	17	6,904	29,028
Accounts receivable	17	196,077	211,409
Crude oil inventory	17	13,402	29,389
Derivative instruments	7	16,924	55,645
Prepaid expenses	17	27,686	22,210
Total current assets		260,993	347,681

Derivative instruments	7	2,451	20,127
Deferred taxes	4, 9	484,497	196,543
Exploration and evaluation assets	5	254,094	286,149
Capital assets	4	3,107,104	5,015,620
Total assets		4,109,139	5,866,120

Liabilities
Current	17
Accounts payable and accrued liabilities		297,670	312,442
Dividends payable	11	—	35,947
Derivative instruments	7	130,919	62,405
Income taxes payable	17	4,539	5,416
Total current liabilities		433,128	416,210

Derivative instruments	7	8,228	24,358
Long-term debt	10	1,933,848	1,924,665
Lease obligations	8	76,524	93,072
Asset retirement obligations	6	467,737	618,201
Deferred taxes	9	264,272	336,309
Total liabilities		3,183,737	3,412,815

Shareholders’ Equity
Shareholders’ capital	11	4,181,160	4,119,031
Contributed surplus		66,250	75,735
Accumulated other comprehensive income		77,986	49,578
Deficit		(3,399,994)	(1,791,039)
Total shareholders’ equity		925,402	2,453,305
Total liabilities and shareholders’ equity		4,109,139	5,866,120

Approved by the Board

(Signed “Robert Michaleski”)	(Signed “Lorenzo Donadeo”)

Robert Michaleski, Director	Lorenzo Donadeo, Director

Vermilion Energy Inc. ■ Page 7  ■ 2020 Annual Report

Consolidated Statements of Net (Loss) Earnings and Comprehensive Loss

thousands of Canadian dollars, except share and per share amounts

		Year Ended
	Note	Dec 31, 2020	Dec 31, 2019
Revenue
Petroleum and natural gas sales		1,119,545	1,689,863
Royalties		(106,554)	(163,666)
Sales of purchased commodities		127,853	221,274
Petroleum and natural gas revenue		1,140,844	1,747,471

Expenses
Purchased commodities		127,853	221,274
Operating	17	417,251	440,078
Transportation		67,711	72,446
Equity based compensation	13	42,906	64,233
Gain on derivative instruments	7	(8,138)	(26,792)
Interest expense		75,077	81,377
General and administration	17	60,840	58,976
Foreign exchange gain		(60,122)	(52,271)
Other income		(3,258)	(6,875)
Accretion	6	35,318	32,667
Depletion and depreciation	4, 5	580,461	675,177
Impairment	4	1,682,344	46,056
		3,018,243	1,606,346
(Loss) earnings before income taxes		(1,877,399)	141,125

Income tax (recovery) expense	4, 9
Deferred		(374,313)	56,096
Current		14,341	52,230
		(359,972)	108,326

Net (loss) earnings		(1,517,427)	32,799

Other comprehensive loss
Currency translation adjustments		65,160	(81,042)
Unrealized (loss) gain on hedges	7, 10	(36,752)	12,438
Other comprehensive loss		(1,489,019)	(35,805)

Net (loss) earnings per share	14
Basic		(9.61)	0.21
Diluted		(9.61)	0.21

Weighted average shares outstanding (‘000s)	14
Basic		157,908	154,736
Diluted		157,908	156,095

Vermilion Energy Inc. ■ Page 8  ■ 2020 Annual Report

Consolidated Statements of Cash Flows

thousands of Canadian dollars

		Year Ended
	Note	Dec 31, 2020	Dec 31, 2019
Operating
Net (loss) earnings		(1,517,427)	32,799
Adjustments:
Accretion	6	35,318	32,667
Depletion and depreciation	4, 5	580,461	675,177
Impairment	4	1,682,344	46,056
Unrealized loss on derivative instruments	7	100,955	57,427
Equity based compensation	13	42,906	64,233
Unrealized foreign exchange gain		(49,012)	(57,225)
Unrealized other expense		833	825
Deferred taxes	9	(374,313)	56,096
Asset retirement obligations settled	6	(14,278)	(19,442)
Changes in non-cash operating working capital	17	12,365	(65,148)
Cash flows from operating activities		500,152	823,465

Investing
Drilling and development	4	(352,481)	(486,677)
Exploration and evaluation	5	(14,721)	(36,487)
Acquisitions	4, 5	(25,810)	(38,472)
Changes in non-cash investing working capital	17	(8,422)	(57,072)
Cash flows used in investing activities		(401,434)	(618,708)

Financing
Borrowings on the revolving credit facility	10	22,183	214,895
Payments on lease obligations	8	(25,048)	(26,354)
Cash dividends	11	(117,737)	(391,549)
Cash flows used in financing activities		(120,602)	(203,008)
Foreign exchange (loss) gain on cash held in foreign currencies		(240)	470

Net change in cash and cash equivalents		(22,124)	2,219
Cash and cash equivalents, beginning of year		29,028	26,809
Cash and cash equivalents, end of year	17	6,904	29,028

Supplementary information for cash flows from operating activities
Interest paid		74,125	73,783
Income taxes paid		15,218	84,224

Vermilion Energy Inc. ■ Page 9  ■ 2020 Annual Report

Consolidated Statements of Changes in Shareholders’ Equity

thousands of Canadian dollars

		Year Ended
	Note	Dec 31, 2020	Dec 31, 2019
Shareholders’ capital	11
Balance, beginning of year		4,119,031	4,008,828
Shares issued for the Dividend Reinvestment Plan		8,277	34,937
Vesting of equity based awards		49,188	51,108
Equity based compensation		3,203	15,868
Share-settled dividends on vested equity based awards		1,461	8,290
Balance, end of year		4,181,160	4,119,031
Contributed surplus	11
Balance, beginning of year		75,735	78,478
Equity based compensation		39,703	48,365
Vesting of equity based awards		(49,188)	(51,108)
Balance, end of year		66,250	75,735
Accumulated other comprehensive income
Balance, beginning of year		49,578	118,182
Currency translation adjustments		65,160	(81,042)
Hedge accounting reserve		(36,752)	12,438
Balance, end of year		77,986	49,578
Deficit
Balance, beginning of year		(1,791,039)	(1,388,237)
Net (loss) earnings		(1,517,427)	32,799
Dividends declared	11	(90,067)	(427,311)
Share-settled dividends on vested equity based awards		(1,461)	(8,290)
Balance, end of year		(3,399,994)	(1,791,039)

Total shareholders’ equity		925,402	2,453,305

Description of equity reserves

Shareholders’ capital

Represents the recognized amount for common shares when issued, net of equity issuance costs and deferred taxes.

Contributed surplus

Represents the recognized value of unvested equity based awards that will be settled in shares. Once vested, the value of the awards are transferred to shareholders’ capital.

Accumulated other comprehensive income

Represents currency translation adjustments and hedge accounting reserve.

Currency translation adjustments result from translating the balance sheets of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates. These amounts may be reclassified to net earnings if there is a disposal or partial disposal of a subsidiary.

The hedge accounting reserve represents the effective portion of the change in fair value related to cash flow and net investment hedges recognized in other comprehensive income, net of tax and reclassified to the consolidated statement of net earnings in the same period in which the transaction associated with the hedged item occurs. For the year ended December 31, 2020, accumulated losses of $29.8 million and $6.9 million were recognized on the cash flow hedges and net investment hedges, respectively, and will be recognized in net earnings through 2025 when the senior unsecured notes mature.

Deficit

Represents the cumulative net earnings less distributed earnings of Vermilion Energy Inc.

Vermilion Energy Inc. ■ Page 10  ■ 2020 Annual Report

Notes to the Consolidated Financial Statements for the year ended December 31, 2020 and 2019 tabular amounts in thousands of Canadian dollars, except share and per share amounts

1. Basis of presentation

Vermilion Energy Inc. and its subsidiaries (the “Company” or “Vermilion”) are engaged in the business of petroleum and natural gas exploration, development, acquisition, and production.

Vermilion was incorporated in Canada and the Company’s registered office and principal place of business is located at 3500, 520, 3rd Avenue SW, Calgary, Alberta, Canada.

These consolidated financial statements were approved and authorized for issuance by Vermilion’s Board of Directors on March 5, 2021.

2. Significant accounting policies

Accounting framework

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Principles of consolidation

The consolidated financial statements include the accounts of Vermilion Energy Inc. and its subsidiaries. Vermilion’s subsidiaries include entities in each of the jurisdictions that Vermilion operates as described in Note 3 (Segmented information) including: Canada, France, Netherlands, Germany, Ireland, Australia, the United States, and Central and Eastern Europe (Hungary, Slovakia, and Croatia). Vermilion Energy Inc. directly or indirectly through holding companies owns all of the voting securities of each material subsidiary. Transactions between Vermilion Energy Inc. and its subsidiaries have been eliminated.

Vermilion accounts for joint operations by recognizing the Company’s share of assets, liabilities, income, and expenses.

Exploration and evaluation assets

Vermilion classifies costs as exploration and evaluation (“E&E”) assets when they relate to exploring and evaluating an area for which the Company has the license or right to explore and extract resources. E&E costs may include: geological and geophysical costs; land and license acquisition costs; and costs for the drilling, completion, and testing of exploration wells.

E&E costs are reclassified to capital assets if the technical feasibility and commercial viability of the area can be determined. E&E assets are assessed for impairment prior to any reclassification. The technical feasibility and commercial viability of extracting the reserves is considered to be determinable when proved and probable reserves are identified.

Costs incurred prior to the acquisition of the legal rights to explore an area are expensed as incurred. If reserves are not found within the license area or the area is abandoned, the related E&E costs are depreciated over a period not greater than five years. If an exploration license expires prior to the commencement of exploration activities, the cost of the exploration license is written off through depreciation in the year of expiration.

Capital assets

Vermilion recognizes capital assets at cost less accumulated depletion, depreciation, and impairment losses. Costs include directly attributable costs incurred for the drilling, completion, and tie-in of wells and the construction of production and processing facilities.

When components of capital assets are replaced, disposed of, or no longer in use, they are derecognized. Gains and losses on disposal of capital assets are determined by comparing the proceeds of disposal compared to the carrying amount.

Vermilion Energy Inc. ■ Page 11  ■ 2020 Annual Report

Depletion and depreciation

Capital assets are grouped into depletion units, which are groups of assets within a specific production area that have similar economic lives. Depletion units represent the lowest level of disaggregation for which costs are accumulated for the purposes of calculating depletion and depreciation.

The net carrying value of each depletion unit is depleted using the unit of production method by reference to the ratio of production in the period to the total proved and probable reserves, taking into account the future development costs necessary to bring the applicable reserves into production.

For the purposes of the depletion calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent.

Impairment of capital assets and exploration and evaluation assets

Depletion units are aggregated into cash generating units (“CGUs”) for impairment testing. CGUs are the lowest level for which there are identifiable cash inflows that are largely independent of cash inflows of other groups of assets. CGUs are reviewed for indicators of potential impairment at each reporting date.

E&E assets are tested for impairment when reclassified to capital assets or when indicators of potential impairment are identified. E&E assets are reviewed for indicators of potential impairment at each reporting date. If indicators of potential impairment are identified, E&E assets are tested for impairment as part of the CGU attributable to the jurisdiction in which the exploration area resides.

If an indicator of potential impairment exists, the CGU’s carrying value is compared to its recoverable amount. A CGU’s recoverable amount is the higher of its fair value less costs of disposal and its value-in-use. If the carrying amount of a CGU exceeds its recoverable amount, an impairment loss is recognized to reduce the carrying value of the CGU to its recoverable amount.

If an impairment loss has been recognized in a prior period, an assessment is performed at each reporting date to determine if there are indicators that the circumstances which led to the impairment loss have reversed. If the change in circumstances results in the recoverable amount being higher than the carrying value after the impairment loss, then the impairment loss (net of depletion that would otherwise have been recorded) is reversed.

Lease obligations and right-of-use assets

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the lease commencement date, a lease obligation is recognized at the present value of future lease payments, typically using the applicable incremental borrowing rate. A corresponding right-of-use asset is recognized at the amount of the lease obligation, adjusted for lease incentives received and initial direct costs. Vermilion does not recognize leases for short-term leases with a lease term of 12 months or less, or leases for low-value assets.

Payments are applied against the lease obligation and interest expense is recognized on the lease obligations using the effective interest rate method. Depreciation is recognized on the right-of-use asset over the lease term.

Cash and cash equivalents

Cash and cash equivalents include cash on deposit with financial institutions and guaranteed investment certificates.

Crude oil inventory

Crude oil inventory is valued at the lower of cost or net realizable value. The cost of crude oil inventory produced includes related operating expense, royalties, and depletion determined on a weighted-average basis.

Asset retirement obligations

Vermilion recognizes a provision for asset retirement obligations when an event occurs giving rise to an obligation of uncertain timing or amount. Asset retirement obligations are recognized on the consolidated balance sheet as a long-term liability with a corresponding increase to E&E or capital assets.

Asset retirement obligations reflect the present value of estimated future settlement costs. The discount rate used to calculate the present value is specific to the jurisdiction the obligation relates to and is reflective of current market assessment of the time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates.

Asset retirement obligations are remeasured at each reporting period to reflect changes in market rates and estimated future settlement costs. Asset retirement obligations are increased each reporting period to reflect the passage of time with a corresponding charge to accretion expense.

Vermilion Energy Inc. ■ Page 12  ■ 2020 Annual Report

Revenue recognition

Revenue associated with the sale of crude oil and condensate, natural gas, and natural gas liquids is measured based on the consideration specified in contracts with customers.

Revenue from contracts with customers is recognized when or as Vermilion satisfies a performance obligation by transferring control of crude oil and condensate, natural gas, or natural gas liquids to a customer at contractually specified transfer points. This transfer coincides with title passing to the customer and the customer taking physical possession of the commodity. Vermilion principally satisfies its performance obligations at a point in time and the amounts of revenue recognized relating to performance obligations satisfied over time are not significant.

Vermilion invoices customers for delivered products monthly and payment occurs shortly thereafter. Vermilion does not have any contracts where the period between the transfer of control of the commodity to the customer and payment by the customer exceeds one year. As a result, Vermilion does not adjust its revenue transactions to reflect significant financing components.

Financial instruments

On initial recognition, financial instruments are measured at fair value. Measurement in subsequent periods depends on the classification of the financial instrument as described below:

•	Fair value through profit or loss (“FVTPL”): Financial instruments under this classification include cash and cash equivalents and derivative assets and liabilities. Transaction costs under this classification are expensed as incurred.

•	Fair value through other comprehensive income (“FVTOCI”): Financial instruments under this classification include derivative assets and liabilities where hedge accounting is applied. Transaction costs under this classification are expensed as incurred.

•	Amortized cost: Financial instruments under this classification include accounts receivable, accounts payable and accrued liabilities, dividends payable, lease obligations, and long-term debt. Transaction costs under this classification are included in the measurement of the financial instrument.

Accounts receivable are measured net of a loss allowance equal to the lifetime expected credit loss.

Hedge accounting

Hedge accounting is applied to financial instruments designated as hedging instruments in qualifying hedging relationships. Qualifying hedge relationships may include cash flow hedges, fair value hedges, and hedges of net investments in foreign operations. The purpose of hedge accounting is to represent the effect of Vermilion’s risk management activities to manage exposures arising from specific risks that affect net earnings such as foreign currency risk.

In order to apply hedge accounting, the eligible hedging instrument must be highly effective in offsetting the exposure to changes in the eligible hedged item. This effectiveness is assessed at inception and at the end of each reporting period thereafter. At inception, formal designation and documentation of the hedging relationship, risk management objective and strategy is required for undertaking the hedge.

For cash flow and net investment hedges, gains and losses on the hedging instrument are recognized in the consolidated statement of earnings in the same period in which the transaction associated with the hedged item occurs. Where the hedging instrument is a derivative instrument, a derivative asset or liability is recognized on the balance sheet at fair value (included in “Derivative instruments”) with the effective portion of the gain or loss recorded to other comprehensive income. Any gain or loss associated with the ineffective portion of the hedging relationship is recognized in the consolidated statement of net earnings as other income or expense.

If a hedging relationship no longer qualifies for hedge accounting, any gain or loss resulting from the discontinuation of hedge accounting is deferred in other comprehensive income until the forecasted transaction date. If the forecasted transaction is no longer expected to occur, any gain or loss resulting from the discontinuation of hedge accounting is immediately recognized in the consolidated statement of net earnings.

Vermilion Energy Inc. ■ Page 13  ■ 2020 Annual Report

Equity based compensation

Equity based compensation expense results from equity-settled awards issued under Vermilion’s long-term share-based compensation plans as well as the grant date fair value of Vermilion common shares issued under the Company’s bonus and employee share savings plans.

Vermilion’s long-term share-based compensation plans consist of the Vermilion Incentive Plan (“VIP”) and the Deferred Share Unit Plan (“DSU”). Equity-settled awards issued under the VIP vest over a period of one to three years and awards issued under the DSU vest immediately upon granting.

Equity based compensation expense for equity-settled plans is recognized over the vesting period with a corresponding adjustment to contributed surplus. The expense recognized is based on the grant date fair value of the awards, an estimate of the performance factor that will be achieved (if applicable), and an estimate of forfeiture rates based on historical vesting data. Dividends notionally accrue to the VIP and are excluded in the determination of grant date fair values. When the awards are converted to Vermilion common shares, the amount recognized in contributed surplus is reclassified to shareholders’ capital.

The grant date fair value of awards or Vermilion common shares issued is determined as the closing price of Vermilion’s common shares on the Toronto Stock Exchange on the grant date.

Per share amounts

Basic net earnings per share is calculated by dividing net earnings by the weighted-average number of shares outstanding during the period.

Diluted net earnings per share is calculated by dividing net earnings by the diluted weighted-average number of shares outstanding during the period. The diluted weighted-average number of shares outstanding is the sum of the basic weighted-average number of shares outstanding and (to the extent inclusion reduces diluted net earnings per share) the number of shares issuable for equity-settled awards determined using the treasury stock method. The treasury stock method assumes that the unrecognized equity based compensation expense are deemed proceeds used to repurchase Vermilion common shares at the average market price during the period.

Foreign currency translation

Vermilion Energy Inc.’s functional and presentation currency is the Canadian dollar. Vermilion has subsidiaries that transact and operate in countries other than Canada and have functional currencies other than the Canadian dollar.

Foreign currency translation includes the translation of foreign currency transactions and the translation of foreign operations.

Foreign currency transaction translation occurs when translating transactions and balances in foreign currencies to the applicable functional currency of Vermilion Energy Inc. and its subsidiaries. Gains and losses from foreign currency transactions are recorded as foreign exchange gains or losses in the statement of net earnings. Foreign currency transaction translation occurs as follows:

•	Income and expenses are translated at the prevailing rates on the date of the transaction.

•	Non-monetary assets or liabilities are carried at the prevailing rates on the date of the transaction.

•	Monetary items, including intercompany loans that are not deemed to represent net investments in a foreign subsidiary, are translated at the prevailing rates at the balance sheet date.

Foreign operation translation occurs when translating the financial statements of non-Canadian functional currency subsidiaries to the Canadian dollar and when translating intercompany loans that are deemed to represent net investments in a foreign subsidiary. Gains and losses from foreign operation translations are recorded as currency translation adjustments in the statement of comprehensive earnings. Foreign operation translation occurs as follows:

•	Income and expenses are translated at the average exchange rates for the period.

•	Assets and liabilities are translated at the prevailing rates on the balance sheet date.

Income taxes

Deferred tax assets and liabilities are calculated using the balance sheet method. Deferred tax assets and liabilities are recognized for the estimated effect of any temporary differences between the amounts recognized on Vermilion’s consolidated balance sheet and the respective tax basis. This calculation uses enacted or substantively enacted tax rates that are expected to be in effect when the temporary differences are expected to reverse. The effect of a change in tax rates on deferred taxes is recognized in the period the related legislation is substantively enacted.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

Vermilion Energy Inc. ■ Page 14  ■ 2020 Annual Report

Business combinations

Acquisitions of corporations or groups of assets are accounted for as business combinations using the acquisition method if the acquired assets constitute a business. Under the acquisition method, assets acquired and liabilities assumed in a business combination (with the exception of deferred tax assets and liabilities) are measured at their fair values. Deferred tax assets or liabilities arising from the assets acquired and liabilities assumed are measured in accordance with the policies described in “Income taxes” above.

If applicable, the excess or deficiency of the fair value of net assets acquired compared to consideration paid is recognized as a gain on business combination or as goodwill on the consolidated balance sheet. Acquisition-related costs incurred to effect a business combination are expensed in the period incurred.

As part of the assessment to determine if the acquisition constitutes a business, Vermilion may elect to apply the concentration test on a transaction by transaction basis. The test is met if substantially all of the fair value related to the gross assets acquired is concentrated in a single identifiable asset (or group of similar assets) resulting in the acquisition not being deemed a business and recorded as an asset acquisition.

Segmented information

Vermilion has a decentralized business unit structure designed to manage assets in each country the Company operates. Each of Vermilion’s operating segments derives its revenues solely from the production and sale of petroleum and natural gas.

Vermilion’s Corporate segment aggregates costs incurred at the Company’s Corporate head office located in Calgary, Alberta, Canada as well as costs incurred relating to Vermilion’s exploration and production activities in Hungary, Slovakia, and Croatia (Central and Eastern Europe). These operating segments have similar economic characteristics as they do not currently generate material revenue.

Vermilion’s chief operating decision maker regularly reviews fund flows from operations generated by each of Vermilion’s operating segments. Fund flows from operations is a measure of profit or loss that provides the chief operating decision maker with the ability to assess the profitability of each operating segment and, correspondingly, the ability of each operating segment to fund its share of dividends, asset retirement obligations, and capital investments.

Vermilion Energy Inc. ■ Page 15  ■ 2020 Annual Report

Management judgments and estimation uncertainty

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amount of assets, liabilities, income, and expenses. Actual results could differ significantly from these estimates. Key areas where management has made judgments, estimates, and assumptions are described below.

The determination of whether indicators of impairment or impairment reversals:

•	Determining whether there are indicators of impairment or impairment reversals are based on management’s assessments of the changes in estimates for future commodity prices, costs, discount rates, or reserves. Changes in these estimates and assumptions can directly impact the calculated fair value of capital assets and therefore could be indicators of impairment or impairment reversals. In addition, change in the Vermilion’s market capitalization relative to its book value could be an indicator of impairment.

The measurement of the fair value of capital assets acquired in a business combination and the determination of the recoverable amount of cash generating units (“CGU”):

•	Calculating the fair value of capital assets acquired in a business combination and the recoverable amount of CGUs (in the assessment of impairments or reversals of previous impairments if indicators of impairment or impairment reversal are identified) are based on estimated future commodity prices, discount rates and estimated reserves. Reserve estimates are based on: engineering data, estimated future commodity prices, expected future rates of production, and assumptions regarding the timing and amount of future expenditures. Changes in these estimates and assumptions can directly impact the calculated fair value of capital assets acquired (and thus the resulting goodwill or gain on business combination) and the recoverable amount of a CGU (and thus the resulting impairment loss or recovery).

•	In addition, the recoverable amount of a CGU is impacted by the composition of CGUs, which are subject to management’s judgment of the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets. The factors used by Vermilion to determine CGUs vary by jurisdiction due to their unique operating and geographic conditions. In general, Vermilion will assess the following factors: geographic proximity of the assets within a group to one another, geographic proximity of the group of assets to other groups of assets, homogeneity of the production from the group of assets and the sharing of infrastructure used to process and/or transport production. Changes in these judgments can directly impact the calculated recoverable amount of a CGU (and thus the resulting impairment loss or recovery).

The measurement of the carrying value of asset retirement obligations on the balance sheet, including the fair value and subsequent carrying value of asset retirement obligations assumed in a business combination:

•	Asset retirement obligations are based on judgments regarding regulatory requirements, estimates of future costs, assumptions on the expected timing of expenditures, and estimates of the underlying risk inherent to the obligation. The carrying balance of asset retirement obligations and accretion expense may differ due to changes in: laws and regulations, technology, the expected timing of expenditures, and market conditions affecting the discount rate applied.

The recognition and measurement of deferred tax assets and liabilities:

•	Tax interpretations, regulations, and legislation in the various jurisdictions in which Vermilion and its subsidiaries operate are subject to change and interpretation. Changes in laws and interpretations can affect the timing of the reversal of temporary tax differences, the tax rates in effect when such differences reverse and Vermilion’s ability to use tax losses and other tax pools in the future. The Company’s income tax filings are subject to audit by taxation authorities in numerous jurisdictions and the results of such audits may increase or decrease the tax liability. The determination of tax amounts recognized in the consolidated financial statements are based on management’s assessment of the tax positions, which includes consideration of their technical merits, communications with tax authorities and management’s view of the most likely outcome.

•	The extent to which deferred tax assets are recognized are based on estimates of future profitability. These estimates are based on estimated future commodity prices and estimates of reserves. Judgments, estimates, and assumptions inherent in reserve estimates are described above.

The measurement of lease obligations and corresponding right-of-use assets:

•	The measurement of lease obligations are subject to management’s judgments of the applicable incremental borrowing rate and the expected lease term. The carrying balance of the right-of-use assets, lease obligations, and the resulting interest and depletion and depreciation expense, may differ due to changes in the market conditions and expected lease terms. Applicable incremental borrowing rates are based on judgments of the economic environment, term, currency, and the underlying risk inherent to the asset. Lease terms are based on assumptions regarding cancellation and extension terms that allow for operational flexibility based on future market conditions.

Vermilion Energy Inc. ■ Page 16  ■ 2020 Annual Report

3. Segmented information

Substantially all sales in the France, Netherlands, and Ireland operating segments for the years ended December 31, 2020 and 2019 were to one customer in each respective segment. In 2020 and 2019, France contributed more than 10% of Vermilion’s consolidated revenues.

	Year Ended December 31, 2020
($M)	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Total assets	1,805,464	328,902	703,567	130,063	198,357	257,990	105,898	578,898	4,109,139
Drilling and development	199,141	66,120	42,145	10,331	13,005	1,823	24,520	(4,604)	352,481
Exploration and evaluation	—	—	183	(226)	2,814	—	—	11,950	14,721

Crude oil and condensate sales	418,610	55,099	182,292	1,502	17,143	13	141,452	8	816,119
NGL sales	36,204	6,513	—	—	—	—	—	—	42,717
Natural gas sales	114,377	4,834	—	64,073	17,067	58,433	—	1,925	260,709
Sales of purchased commodities	—	—	—	—	—	—	—	127,853	127,853
Royalties	(54,961)	(17,446)	(32,069)	(444)	(990)	—	—	(644)	(106,554)
Revenue from external customers	514,230	49,000	150,223	65,131	33,220	58,446	141,452	129,142	1,140,844
Purchased commodities	—	—	—	—	—	—	—	(127,853)	(127,853)
Transportation	(41,494)	(1,349)	(14,604)	—	(5,839)	(4,425)	—	—	(67,711)
Operating	(218,596)	(18,108)	(57,128)	(32,410)	(20,732)	(15,232)	(54,581)	(464)	(417,251)
General and administration	(25,462)	(7,420)	(13,108)	(1,220)	(6,532)	(594)	(3,841)	(2,663)	(60,840)
PRRT	—	—	—	—	—	—	(20,151)	—	(20,151)
Corporate income taxes	—	—	(141)	3,774	—	—	2,106	71	5,810
Interest expense	—	—	—	—	—	—	—	(75,077)	(75,077)
Realized gain on derivative instruments	—	—	—	—	—	—	—	109,093	109,093
Realized foreign exchange gain	—	—	—	—	—	—	—	11,110	11,110
Realized other income	—	—	—	—	—	—	—	4,091	4,091
Fund flows from operations	228,678	22,123	65,242	35,275	117	38,195	64,985	47,450	502,065

	Year Ended December 31, 2019
($M)	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Total assets	3,088,947	421,609	841,875	226,834	261,712	470,316	233,581	321,246	5,866,120
Drilling and development	293,744	57,196	74,579	19,866	10,806	1,372	30,550	(1,436)	486,677
Exploration and evaluation	—	—	62	3,739	10,878	—	—	21,808	36,487

Crude oil and condensate sales	699,290	63,449	326,578	2,411	25,783	27	184,490	—	1,302,028
NGL sales	33,159	6,499	—	—	—	—	—	—	39,658
Natural gas sales	95,621	5,416	121	110,446	31,529	104,247	—	797	348,177
Sales of purchased commodities	—	—	—	—	—	—	—	221,274	221,274
Royalties	(94,079)	(18,706)	(43,895)	(1,469)	(5,264)	—	—	(253)	(163,666)
Revenue from external customers	733,991	56,658	282,804	111,388	52,048	104,274	184,490	221,818	1,747,471
Purchased commodities	—	—	—	—	—	—	—	(221,274)	(221,274)
Transportation	(41,261)	—	(21,609)	—	(5,117)	(4,459)	—	—	(72,446)
Operating	(242,790)	(16,370)	(61,281)	(32,125)	(24,970)	(12,431)	(49,810)	(301)	(440,078)
General and administration	(23,341)	(7,566)	(15,406)	(2,659)	(8,452)	(2,491)	(4,940)	5,879	(58,976)
PRRT	—	—	—	—	—	—	(25,947)	—	(25,947)
Corporate income taxes	—	—	(21,431)	3,961	—	—	(8,407)	(406)	(26,283)
Interest expense	—	—	—	—	—	—	—	(81,377)	(81,377)
Realized gain on derivative instruments	—	—	—	—	—	—	—	84,219	84,219
Realized foreign exchange loss	—	—	—	—	—	—	—	(4,954)	(4,954)
Realized other income	—	—	—	—	—	—	—	7,700	7,700
Fund flows from operations	426,599	32,722	163,077	80,565	13,509	84,893	95,386	11,304	908,055

Vermilion Energy Inc. ■ Page 17  ■ 2020 Annual Report

Reconciliation of fund flows from operations to net (loss) earnings:

	Year Ended
	Dec 31, 2020	Dec 31, 2019
Fund flows from operations	502,065	908,055
Accretion	(35,318)	(32,667)
Depletion and depreciation	(580,461)	(675,177)
Impairment	(1,682,344)	(46,056)
Unrealized loss on derivative instruments	(100,955)	(57,427)
Equity based compensation	(42,906)	(64,233)
Unrealized foreign exchange gain	49,012	57,225
Unrealized other expense	(833)	(825)
Deferred tax	374,313	(56,096)
Net (loss) earnings	(1,517,427)	32,799

4. Capital assets

The following table reconciles the change in Vermilion’s capital assets:

	2020	2019
Balance at January 1	5,015,620	5,316,873
Acquisitions	24,430	38,472
Additions	352,481	486,677
Increase in right-of-use assets	5,245	12,348
Transfers from exploration and evaluation assets	—	27,918
Impairment	(1,682,344)	(46,056)
Depletion and depreciation	(517,734)	(657,863)
Changes in asset retirement obligations	(200,454)	(10,354)
Foreign exchange	109,860	(152,395)
Balance at December 31	3,107,104	5,015,620

Cost	9,863,537	9,604,933
Accumulated depletion, depreciation, and impairment	(6,756,433)	(4,589,313)
Carrying amount at December 31	3,107,104	5,015,620

Right-of-use assets

The following table discloses the carrying balance and depreciation charge relating to right-of-use assets by class of underlying asset as at and for the year ended December 31, 2020:

	As at Dec 31, 2020		As at Dec 31, 2019
($M)	Depreciation	Balance	Depreciation	Balance
Office space	9,835	49,134	9,745	53,777
Gas processing facilities	7,109	27,593	7,089	34,701
Oil storage facilities	2,738	15,231	2,633	16,803
Vehicles and equipment	3,608	8,035	3,209	10,327
Total	23,290	99,993	22,676	115,608

Q4 2020 impairment

In the fourth quarter of 2020, indicators of impairment were present in our France CGUs due to a decrease in estimated reserves as a result of economic revisions. As a result of the indicators of impairment, the Company performed impairment tests on its four France CGUs and the recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 9.5%. Based on the results of the impairment tests completed, recoverable amounts were determined to be greater than the carrying values of the CGUs tested and no impairment charges were recorded.

Vermilion Energy Inc. ■ Page 18  ■ 2020 Annual Report

The following benchmark price forecasts were used to calculate the recoverable amounts:

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030 (2)
Brent Crude ($ US/bbl) (1)	50.75	55.00	58.50	61.79	62.95	64.13	65.33	66.56	67.81	69.17
Exchange rate (CAD/USD)	0.78	0.77	0.76	0.76	0.76	0.76	0.76	0.76	0.76	0.76

(1) The forecast benchmark commodity prices listed are adjusted for quality differentials, heat content, transportation and marketing costs and other factors specific to the Company’s operations.

(2) In 2031 and beyond, commodity price forecasts are inflated at a rate of 2.0% per annum. In 2030 and beyond there is no escalation of exchange rates.

The following are the results of impairment tests completed and sensitivity impacts which would increase impairment charges taken:

Operating Segment	CGU	Impairment	1% increase in discount rate	5% decrease in pricing
France	Aquitaine Basin	—	—	12,556
France	Neocomian	—	5,582	12,241
Total		—	5,582	24,797

In the fourth quarter of 2020, no indicators of impairment reversal were identified.

Q3 2020 impairment

In the third quarter of 2020, indicators of impairment were present due to a decline in the Company’s market capitalization. As a result of the indicators of impairment, the Company performed impairment tests across all CGUs. The recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 11.5%. Based on the results of the impairment tests completed, the Company recognized non-cash impairment charges of $35.4 million (net of $12.4 million income tax recovery) in the Neocomian CGU due to increased estimated transportation expenses as a result of an announcement during the quarter that the third-party Grandpuits refinery plans on converting into a zero-crude platform in 2021. As a result of this change, the Company estimates that incremental transportation expenses will be incurred to transport the crude oil production in the Neocomian, Chaunoy, and Champotran CGUs to alternative refineries in France.

The following benchmark price forecasts were used to calculate the recoverable amounts:

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029 (2)
Brent Crude ($ US/bbl) (1)	44.00	46.75	51.00	56.50	60.00	62.95	64.13	65.33	66.56	67.81
WTI Crude ($ US/bbl) (1)	42.00	44.00	47.50	52.50	56.00	58.95	60.13	61.33	62.56	63.81
NBP (€/mmbtu) (1)	3.87	4.03	4.41	4.58	4.79	5.00	5.21	5.42	5.63	5.83
AECO Spot Gas ($/mmbtu) (1)	3.00	2.90	2.70	2.60	2.60	2.65	2.70	2.76	2.81	2.87
Exchange rate (CAD/USD)	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75

(1) The forecast benchmark commodity prices listed are adjusted for quality differentials, heat content, transportation and marketing costs and other factors specific to the Company’s operations.

(2) In 2030 and beyond, commodity price forecasts are inflated at a rate of 2.0% per annum. In 2030 and beyond there is no escalation of exchange rates.

The following are the results of impairment tests completed and sensitivity impacts which would increase impairment charges taken:

Operating Segment	CGU	Impairment	1% increase in discount rate	5% decrease in pricing
France	Neocomian	47,777	5,184	13,235

Q2 2020 impairment

In the second quarter of 2020, indicators of impairment were present due to a decline in the Company’s market capitalization. As a result of the indicators of impairment, the Company performed impairment tests across all CGUs. The recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 11.5%. Based on the results of the impairment tests completed, the Company recognized non-cash impairment charges of $53.1 million (net of $16.6 million income tax recovery).

The following benchmark price forecasts were used to calculate the recoverable amounts:

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029 (2)
Brent Crude ($ US/bbl) (1)	43.50	48.00	51.50	56.50	60.00	62.95	64.13	65.33	66.56	67.81
WTI Crude ($ US/bbl) (1)	41.00	44.00	47.50	52.50	56.00	58.95	60.13	61.33	62.56	63.81
NBP (€/mmbtu) (1)	2.75	4.25	4.75	5.25	5.75	6.00	6.25	6.50	6.75	7.00
AECO Spot Gas ($/mmbtu) (1)	2.10	2.35	2.40	2.45	2.55	2.65	2.70	2.76	2.81	2.87
Exchange rate (CAD/USD)	0.74	0.74	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75

Vermilion Energy Inc. ■ Page 19  ■ 2020 Annual Report

(1) The forecast benchmark commodity prices listed are adjusted for quality differentials, heat content, transportation and marketing costs and other factors specific to the Company’s operations.

(2) In 2030 and beyond, commodity price forecasts are inflated at a rate of 2.0% per annum. In 2030 and beyond there is no escalation of exchange rates.

The following are the results of impairment tests completed and sensitivity impacts which would increase impairment charges taken:

Operating Segment	CGU	Impairment	1% increase in discount rate	5% decrease in pricing
Australia	Australia	33,475	3,435	15,470
Germany	Germany Gas	10,177	1,370	2,818
Ireland	Ireland	26,061	9,198	19,208
Total		69,713	14,003	37,496

Q1 2020 impairment

In the first quarter of 2020, indicators of impairment were present due to global commodity price forecasts deteriorating from decreases in demand and an increase of supply around the world. As a result of the indicators of impairment, the Company performed impairment tests across all CGUs. The recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 11.5%. Based on the results of the impairment tests completed, the Company recognized non-cash impairment charges of $1.2 billion (net of $0.4 billion income tax recovery).

The following benchmark price forecasts were used to calculate the recoverable amounts:

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029 (2)
Brent Crude ($ US/bbl) (1)	34.00	45.50	52.50	57.50	62.50	62.95	64.13	65.33	66.56	67.81
WTI Crude ($ US/bbl) (1)	30.00	41.00	47.50	52.50	57.50	58.95	60.13	61.33	62.56	63.81
NBP (€/mmbtu) (1)	3.33	4.25	5.00	5.50	6.00	6.25	6.50	6.75	7.00	7.25
AECO Spot Gas ($/mmbtu) (1)	1.95	2.25	2.35	2.45	2.55	2.65	2.70	2.76	2.81	2.87
Exchange rate (CAD/USD)	0.72	0.73	0.74	0.74	0.75	0.75	0.75	0.75	0.75	0.75

(1) The forecast benchmark commodity prices listed are adjusted for quality differentials, heat content, transportation and marketing costs and other factors specific to the Company’s operations.

(2) In 2030 and beyond, commodity price forecasts are inflated at a rate of 2.0% per annum. In 2030 and beyond there is no escalation of exchange rates.

The following are the results of impairment tests completed and sensitivity impacts which would increase impairment charges taken:

Operating Segment	CGU	Impairment	1% increase in discount rate	5% decrease in pricing
Australia	Australia	55,583	3,227	13,582
Canada	Saskatchewan	815,909	70,737	141,015
Canada	Drayton Valley Oil	364,879	13,204	23,582
France	Neocomian	22,758	8,576	13,609
Germany	Germany Gas	39,738	3,545	7,084
Ireland	Ireland	119,634	10,333	20,793
United States	United States	146,353	28,051	52,613
Total		1,564,854	137,673	272,278

Q4 2019 impairment

In the fourth quarter of 2019, an indicator of impairment was present in the Ireland CGU due to declining natural gas price forecasts. As a result of the indicator of impairment, the Company performed an impairment test on its Ireland CGU whereby the recoverable amount was compared against its carrying amount. The recoverable amount was determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 9.0%. Based on the results of the impairment test completed, the Company recognized a non-cash impairment charge of $34.6 million (net of $11.5 million income tax recovery).

The following benchmark price forecast was used to calculate the recoverable amount:

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029 (2)
NBP (€/mmbtu) (1)	5.58	5.51	5.54	5.65	5.77	5.88	6.00	6.12	6.24	6.37

(1) The forecast benchmark commodity prices listed are adjusted for quality differentials, heat content, transportation and marketing costs and other factors specific to the Company’s operations.

(2) In 2030 and beyond, commodity price forecasts are inflated at a rate of 2.0% per annum.

The following is the result of the impairment test completed and sensitivity impacts of a 1% increase in after-tax discount rate and a 5% decrease in pricing on the impairment test completed:

Vermilion Energy Inc. ■ Page 20  ■ 2020 Annual Report

CGU	Operating Segment	Impairment	1% increase in discount rate	5% decrease in pricing
Ireland	Ireland	46,055	14,749	28,598

Changes in any of the key judgments, such as a revision in reserves, changes in forecast commodity prices, foreign exchange rates, capital or operating costs would impact the estimated recoverable amount.

Q4 2020 CGU Realignment

Previously, Vermilion’s assets in Alberta were managed and organized based primarily on geological characteristics and were grouped into the Drayton Valley Gas and Drayton Valley Oil CGUs. In the fourth quarter of 2020, the Company finalized an evaluation of the management and organization of Vermilion’s assets in Alberta resulting in a re-organization based primarily on geographical characteristics. This process resulted in the combination of its Drayton Valley Gas and Drayton Valley Oil CGU’s into a combined Alberta CGU.

5. Exploration and evaluation assets

The following table reconciles the change in Vermilion’s exploration and evaluation assets:

	2020	2019
Balance at January 1	286,149	303,295
Acquisitions	1,380	—
Additions	14,721	36,487
Changes in asset retirement obligations	(500)	36
Transfers to capital assets	—	(27,918)
Depreciation	(54,838)	(18,689)
Foreign exchange	7,182	(7,062)
Balance at December 31	254,094	286,149

Cost	395,615	371,632
Accumulated depreciation	(141,521)	(85,483)
Carrying amount at December 31	254,094	286,149

6. Asset retirement obligations

The following table reconciles the change in Vermilion’s asset retirement obligations:

	2020	2019
Balance at January 1	618,201	650,164
Additional obligations recognized	1,484	7,595
Changes in estimated abandonment timing and costs	74,235	39,722
Obligations settled	(14,278)	(19,442)
Accretion	35,318	32,667
Changes in discount rates	(276,673)	(57,635)
Foreign exchange	29,450	(34,870)
Balance at December 31	467,737	618,201

Vermilion calculated the present value of the obligations using a credit-adjusted risk-free rate, calculated using a credit spread of 9.5% (as at December 31, 2019 - 5.3%) added to risk-free rates based on long-term, risk-free government bonds. Vermilion’s credit spread is determined as the yield to maturity on its senior unsecured notes as at the reporting period.

Vermilion Energy Inc. ■ Page 21  ■ 2020 Annual Report

The country specific risk-free rates used as inputs to discount the obligations were as follows:

	Dec 31, 2020	Dec 31, 2019
Canada	1.2%	1.7%
United States	1.6%	2.4%
France	0.3%	0.9%
Netherlands	(0.6)%	(0.1)%
Germany	(0.2)%	0.3%
Ireland	(0.1)%	0.6%
Australia	1.3%	1.6%

Vermilion has estimated the asset retirement obligations based on current cost estimates of $2.0 billion (2019 - $1.8 billion). Current cost estimates are inflated to the estimated time of abandonment using inflation rates of between 0.2% and 2.9% (2019 - between 0.4% and 2.7%), resulting in inflated cost estimates of $2.5 billion (2019 - $2.6 billion). These payments are expected to be made between 2021 and 2080, with the majority of costs occurring between 2030 and 2040 ($0.8 billion) and 2049 to 2056 ($0.8 billion).

A 0.5% increase/decrease in the discount rate applied to asset retirement obligations would decrease/increase asset retirement obligations by approximately $26.8 million. A one-year increase/decrease in the expected timing of abandonment spend would decrease/increase asset retirement obligations by approximately $37.7 million.

Vermilion Energy Inc. ■ Page 22  ■ 2020 Annual Report

7. Derivative instruments

The following table reconciles the change in the fair value of Vermilion’s derivative instruments:

	Year Ended
	Dec 31, 2020	Dec 31, 2019
Fair value of contracts, beginning of year	(10,991)	38,339
Reversal of opening contracts settled during the year	12,811	(62,735)
Realized gain on contracts settled during the year	109,093	84,219
Unrealized (loss) gain during the year on contracts outstanding at the end of the year	(113,766)	5,308
Net receipt from counterparties on contract settlements during the year	(109,093)	(84,219)
Unrealized loss on derivatives designated as cash flow hedges	(7,826)	(1,071)
Unrealized gain on derivatives designated as net investment hedges	—	9,168
Fair value of contracts, end of year	(119,772)	(10,991)
Comprised of:
Current derivative asset	16,924	55,645
Current derivative liability	(130,919)	(62,405)
Non-current derivative asset	2,451	20,127
Non-current derivative liability	(8,228)	(24,358)
Fair value of contracts, end of year	(119,772)	(10,991)

The gain on derivative instruments for 2020 and 2019 were comprised of the following:

	Year Ended
	Dec 31, 2020	Dec 31, 2019
Realized gain on contracts settled during the year	(109,093)	(84,219)
Reversal of opening contracts settled during the year	(12,811)	62,735
Unrealized loss (gain) on contracts outstanding at the end of the year	113,766	(5,308)
Gain on derivative instruments	(8,138)	(26,792)

Please refer to Note 17 (Supplemental information) for a listing of Vermilion’s outstanding derivative instruments as at December 31, 2020.

8. Leases

Vermilion had the following future commitments associated with its lease obligations:

	As at
($M)	Dec 31, 2020	Dec 31, 2019
Less than 1 year	27,927	29,217
1 - 3 years	41,270	46,501
3 - 5 years	31,412	38,177
After 5 years	14,178	26,168
Total lease payments	114,787	140,063
Amounts representing interest	(15,381)	(23,309)
Present value of net lease payments	99,406	116,754
Current portion of lease obligations	(22,882)	(23,682)
Non-current portion of lease obligations	76,524	93,072

Total cash outflow	31,240	33,276
Interest on lease liabilities	6,192	6,984

Vermilion Energy Inc. ■ Page 23  ■ 2020 Annual Report

9. Taxes

The following table reconciles Vermilion’s deferred tax asset and liability:

	As at
	Dec 31, 2020	Dec 31, 2019
Deferred tax assets:
Non-capital losses	420,060	454,339
Derivative contracts	33,064	2,712
Other	14,766	3,149
Stock based compensation	12,218	—
Asset retirement obligations	7,581	36,170
Capital assets	443	(296,793)
Unrealized foreign exchange	(3,635)	(3,034)
Deferred tax assets	484,497	196,543
Deferred tax liabilities:
Asset retirement obligations	184,144	123,257
Capital assets	112,818	262,669
Other	1,682	(1,610)
Non-capital losses	(34,372)	(48,007)
Deferred tax liabilities	264,272	336,309

Income tax expense differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate as follows:

	Year Ended
	Dec 31, 2020	Dec 31, 2019
Earnings before income taxes	(1,877,399)	141,125
Canadian corporate tax rate (1)	25.31%	26.72%
Expected tax expense	(475,170)	37,709
Increase (decrease) in taxes resulting from:
Petroleum resource rent tax rate (PRRT) differential (2)	(15,157)	17,455
Foreign tax rate differentials (2) (3)	(14,907)	5,543
Equity based compensation expense	2,445	3,733
Amended returns and changes to estimated tax pools and tax positions	(2,598)	(24,387)
Statutory rate changes and the estimated reversal rates on temporary differences (4)	33,770	9,543
Derecognition (recognition) of deferred tax assets	141,315	65,522
Adjustment for uncertain tax positions	—	3,659
Other non-deductible items	(29,670)	(10,451)
Provision for income taxes	(359,972)	108,326
(1)	In Canada, the lower tax rate is a result of reductions to the Alberta corporate tax rate from 10% to 8%.

(2)	In Australia, current taxes include both corporate income tax rates and PRRT. Corporate income tax rates were applied at a rate of 30% and PRRT was applied at a rate of 40%.

(3)	The applicable tax rates for 2020 were: 28.9% in France, 50.0% in the Netherlands, 31.6% in Germany, 25.0% in Ireland, and 21.0% in the United States (2019: 32.0% in France, 50.0% in the Netherlands, 31.8% in Germany, 25.0% in Ireland, and 21.0% in the United States).

(4)	On December 28, 2019, the French Parliament approved the Finance Bill for 2020. The Finance Bill for 2020 provides for a progressive decrease of the French corporate income tax rate for companies with sales below €250 million from 32.0% to 25.8% by 2022. On July 1, 2020, the Alberta government reduced the provincial corporate tax rate from 10% to 8%, accelerating the previously enacted schedule of rate reductions.

At December 31, 2020, Vermilion had $2.9 billion (2019 - $2.5 billion) of unused tax losses of which $1.3 billion (2019 - $1.2 billion) relates to Vermilion’s Canada segment and expire between 2028 and 2040. The majority of the remaining unused tax losses relates to Vermilion’s Ireland segment and do not expire.

At December 31, 2020, Vermilion derecognized $141.3 million (2019 - derecognized $65.5 million) of deferred income tax assets primarily relating to the aforementioned non-expiring tax loss in Ireland as there is uncertainty as to the Company’s ability to fully utilize such losses based on the forecasted commodity prices in effect as at December 31, 2020.

Vermilion Energy Inc. ■ Page 24  ■ 2020 Annual Report

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2020 is approximately $0.5 billion (2019 – approximately $0.5 billion).

10. Long-term debt

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
	Dec 31, 2020	Dec 31, 2019
Revolving credit facility	1,555,215	1,539,225
Senior unsecured notes	378,633	385,440
Long-term debt	1,933,848	1,924,665

The fair value of the revolving credit facility is equal to its carrying value due to the use of short-term borrowing instruments at market rates of interest. The fair value of the senior unsecured notes as at December 31, 2020 was $329.1 million.

The following table reconciles the change in Vermilion’s long-term debt:

	2020	2019
Balance at January 1	1,924,665	1,796,207
Borrowings on the revolving credit facility	22,183	207,787
Amortization of transaction costs	833	4,379
Foreign exchange	(13,833)	(83,708)
Balance at December 31	1,933,848	1,924,665

Revolving credit facility

In Q1 2020, we negotiated an extension to our $2.1 billion revolving credit facility to extend the maturity to May 31, 2024.

As at December 31, 2020, Vermilion had in place a bank revolving credit facility maturing May 31, 2024 with the following terms:

	As at
	Dec 31, 2020	Dec 31, 2019
Total facility amount	2,100,000	2,100,000
Amount drawn	(1,555,215)	(1,539,225)
Letters of credit outstanding	(23,210)	(10,230)
Unutilized capacity	521,575	550,545

The facility can be extended from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.

The facility bears interest at a rate applicable to demand loans plus applicable margins.

As at December 31, 2020, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Dec 31, 2020	Dec 31, 2019
Consolidated total debt to consolidated EBITDA	Less than 4.0	3.48	1.94
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	2.82	1.56
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	8.12	13.46

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by the revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Lease obligations” (including the current portion included within “Accounts payable and accrued liabilities” but excluding operating leases as defined under IAS 17) on the balance sheet.

•	Consolidated total senior debt: Defined as consolidated total debt excluding unsecured and subordinated debt.

Vermilion Energy Inc. ■ Page 25  ■ 2020 Annual Report

•	Consolidated EBITDA: Defined as consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.

•	Consolidated total interest expense: Includes all amounts classified as “Interest expense”, but excludes interest on operating leases as defined under IAS 17.

In addition, our revolving credit facility has provisions relating to our liability management ratings in Alberta and Saskatchewan whereby if our security adjusted liability management ratings fall below specified limits in a province, a portion of the asset retirement obligations are included in the definitions of consolidated total debt and consolidated total senior debt. An event of default occurs if our security adjusted liability management ratings breach additional lower limits for a period greater than 90 days. As of December 31, 2020, Vermilion’s liability management ratings were higher than the specified levels, and as such, no amounts relating to asset retirement obligations were included in the calculation of consolidated total debt and consolidated total senior debt.

As at December 31, 2020 and 2019, Vermilion was in compliance with the above covenants.

Senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, to be paid semi-annually on March 15 and September 15. The notes mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table plus any accrued and unpaid interest, if redeemed during the twelve-month period beginning on March 15 of each of the years indicated below:

Year	Redemption price
2021	102.813%
2022	101.406%
2023 and thereafter	100.000%

Cross currency interest rate swaps

On June 12, 2019, Vermilion entered into a series of cross currency interest rate swaps with a syndicate of banks. Vermilion applied hedge accounting to these derivative instruments. The cross currency interest rate swaps had an original maturity of March 15, 2025.

The USD-to-CAD cross currency interest swaps were designated as the hedging instrument in a cash flow hedge while the CAD-to-EUR cross currency interest rate swaps were designated as the hedging instrument in a net investment hedge.

In 2020, Vermilion executed a number of transactions that resulted in a termination of the cross currency interest rate swaps in exchange for $42.3 million ($16.8 million received in the three months ended March 30, 2020 and $25.5 million received in the three months ended June 30, 2020). As a result of the termination, Vermilion has discontinued hedge accounting and amounts previously recognized for the hedge reserve within accumulated other comprehensive income will be reclassified into net income over the remaining life of the senior unsecured notes.

11. Shareholders’ capital

The following table reconciles the change in Vermilion’s shareholders’ capital:

	2020		2019
Shareholders’ capital	Shares (‘000s)	Amount ($M)	Shares (‘000s)	Amount ($M)
Balance at January 1	156,290	4,119,031	152,704	4,008,828
Shares issued for the Dividend Reinvestment Plan	619	8,277	1,417	34,937
Vesting of equity based awards	1,103	49,188	1,359	51,108
Shares issued for equity based compensation	415	3,203	552	15,868
Share-settled dividends on vested equity based awards	297	1,461	258	8,290
Balance at December 31	158,724	4,181,160	156,290	4,119,031

Vermilion is authorized to issue an unlimited number of common shares with no par value.

Dividends declared to shareholders for the year ended December 31, 2020 were $90.1 million or $0.58 per common share (2019 - $427.3 million or $2.76 per common share).

Vermilion Energy Inc. ■ Page 26  ■ 2020 Annual Report

At Vermilion’s Annual General and Special Meeting held on April 28, 2020 shareholders of the Company approved a $3.7 billion reduction in the stated capital of Vermilion’s common shares, with the $3.7 billion reduction deducted from the stated capital account maintained for the common shares of Vermilion and an offsetting increase to the contributed surplus account of Vermilion. The transaction did not result in an adjustment to the financial statements under IFRS.

12. Capital disclosures

Vermilion defines capital as net debt (long-term debt plus net working capital) and shareholders’ capital. Vermilion excludes from its definition of capital any obligations secured by an offsetting asset, such as lease obligations.

Vermilion monitors the ratio of net debt to fund flows from operations. As at December 31, 2020, our ratio of net debt to trailing fund flows from operations is 4.19 (2019 - 2.20). Vermilion manages the ratio of net debt to fund flows from operations (refer to Note 3 - Segmented information) by monitoring capital expenditures, dividends, and asset retirement obligations with expected fund flows from operations. Vermilion intends for the ratio of net debt to fund flows from operations to trend towards 1.5 over time.

The following table calculates Vermilion’s ratio of net debt to fund flows from operations:

	Year Ended
	Dec 31, 2020	Dec 31, 2019
Long-term debt	1,933,848	1,924,665
Current liabilities	433,128	416,210
Current assets	(260,993)	(347,681)
Net debt	2,105,983	1,993,194

Ratio of net debt to four quarter trailing fund flows from operations	4.19	2.20

13. Equity based compensation

The following table summarizes the number of awards outstanding under the VIP:

Number of VIP and Five Year Compensation Awards (‘000s)	2020	2019
Opening balance	2,268	1,931
Granted	5,120	1,193
Vested	(650)	(688)
Forfeited	(494)	(168)
Closing balance	6,244	2,268

For the year ended December 31, 2020, the awards had a weighted average grant date fair value of $5.92 (2019 - $30.92). Equity based compensation expense for the awards is calculated based on the number of awards outstanding multiplied by the estimated performance factor that will be realized upon vesting (2020 - 1.2; 2019 - 1.7) adjusted by an estimated annual forfeiture rate (2020 - 5.8%; 2019 - 5.2%). Equity based compensation expense of $38.9 million was recorded during the year ended December 31, 2020 (2019 - $46.6 million) relating to the awards.

For the year ended December 31, 2020, there were 252,910 DSUs granted and outstanding with a weighted average grant date fair value of $4.48. Equity based compensation expense of $0.8 million was recorded during the year ended December 31, 2020 relating to the DSUs.

Vermilion Energy Inc. ■ Page 27  ■ 2020 Annual Report

14. Per share amounts

Basic and diluted net (loss) earnings per share have been determined based on the following:

	Year Ended
	Dec 31, 2020	Dec 31, 2019
Net (loss) earnings	(1,517,427)	32,799

Basic weighted average shares outstanding (‘000s)	157,908	154,736
Dilutive impact of equity based compensation (‘000s)	—	1,359
Diluted weighted average shares outstanding (‘000s)	157,908	156,095

Basic loss per share	(9.61)	0.21
Diluted loss per share	(9.61)	0.21

15. Financial instruments

Classification of financial instruments

The following table summarizes the carrying value relating to Vermilion’s financial instruments:

	As at Dec 31, 2020				As at Dec 31, 2019
($M)	FVTPL	FVTOCI	Amortized Cost	Total	FVTPL	FVTOCI	Amortized Cost	Total

Cash and cash equivalents	6,904	—	—	6,904	29,028	—	—	29,028
Derivative assets	19,375	—	—	19,375	64,135	11,637	—	75,772
Derivative liabilities	(139,147)	—	—	(139,147)	(83,223)	(3,540)	—	(86,763)
Accounts receivable	—	—	196,077	196,077	—	—	211,409	211,409
Accounts payable and accrued liabilities	—	—	(297,670)	(297,670)	—	—	(312,442)	(312,442)
Dividends payable	—	—	—	—	—	—	(35,947)	(35,947)
Lease obligations	—	—	(76,524)	(76,524)	—	—	(93,072)	(93,072)
Long-term debt (1)	—	—	(1,933,848)	(1,933,848)	—	—	(1,924,665)	(1,924,665)
(1)	The carrying value of the above equals fair value except for long-term debt. The fair value of long-term debt was $1,884,296 (2019 - $1,905,588).

The carrying value of accounts receivable, accounts payable and accrued liabilities, dividends payable and lease obligations are a reasonable approximation of their fair value due to the short maturity of these financial instruments. The carrying value of long-term debt outstanding on the revolving credit facility approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

Fair value measurements are categorized into a fair value hierarchy based on the lowest level input that is significant to the fair value measurement:

•	Level 1 inputs are determined by reference to unadjusted quoted prices in active markets for identical assets or liabilities. Inputs used in fair value measurement of cash and cash equivalents, the revolving credit facility, and the senior unsecured notes are categorized as Level 1.

•	Level 2 inputs are determined based on inputs other than unadjusted quoted prices that are observable, either directly or indirectly. The fair value of Vermilion’s derivative assets and liabilities are determined using pricing models that incorporate future price forecasts (supported by prices from observable market transactions) and credit risk adjustments.

•	Level 3 inputs are not based on observable market data. Vermilion does not have any financial instruments classified as Level 3.

There were no transfers between levels in the hierarchy in the years ended December 31, 2020 and 2019.

Vermilion Energy Inc. ■ Page 28  ■ 2020 Annual Report

Nature and Extent of Risks Associated with Financial Instruments

Vermilion is exposed to financial risks from its financial instruments. These financial risks include: market risk (includes commodity price risk, interest rate risk, and currency risk), credit risk, and liquidity risk.

Commodity price risk

Vermilion is exposed to commodity price risk on its derivative assets and liabilities which are used as part of the Company’s risk management program to mitigate the effects of changes in commodity prices on future cash flows. While transactions of this nature relate to future petroleum and natural gas production, Vermilion does not designate these derivative assets and liabilities as accounting hedges. As such, changes in commodity prices impact the fair value of derivative instruments and the corresponding gains or losses recognized on derivative instruments.

Currency risk

Vermilion is exposed to currency risk on its financial instruments denominated in foreign currencies. These financial instruments include cash and cash equivalents, accounts receivables, accounts payables, lease obligations, long-term debt, derivative assets and derivative liabilities. These financial instruments are primarily denominated in the US dollar and the Euro. Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates.

Interest rate risk

Vermilion is exposed to interest rate risk on its revolving credit facility, which consists of short-term borrowing instruments that bear interest at market rates. Thus, changes in interest rates could result in an increase or decrease in the amount paid by Vermilion to service this debt.

The following table summarizes the increase (positive values) or decrease (negative values) to net earnings before tax due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

($M)	Dec 31, 2020	Dec 31, 2019
Currency risk - Euro to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the Euro	(873)	(1,599)
$0.01 decrease in strength of the Canadian dollar against the Euro	873	1,599

Currency risk - US dollar to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the US $	2,711	(5,594)
$0.01 decrease in strength of the Canadian dollar against the US $	(2,711)	5,594

Commodity price risk - Crude oil
US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives	(11,783)	(44,106)
US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives	7,207	47,777

Commodity price risk - European natural gas
€ 0.5/GJ increase in European natural gas price used to determine the fair value of derivatives	(23,904)	(28,192)
€ 0.5/GJ decrease in European natural gas price used to determine the fair value of derivatives	24,088	22,670

Share price risk - Equity swaps
$1.00 increase from initial share price of the equity swap	3,750	3,750
$1.00 decrease from initial share price of the equity swap	(3,750)	(3,750)

Credit risk:

Vermilion is exposed to credit risk on accounts receivable and derivative assets in the event that customers, joint operation partners, or counterparties fail to discharge their contractual obligations. As at December 31, 2020, Vermilion’s maximum exposure to receivable credit risk was $215.5 million (December 31, 2019 - $287.2 million) which is the value of accounts receivable and derivative assets on the balance sheet.

Vermilion’s accounts receivable primarily relates to customers and joint operations partners in the petroleum and natural gas industry. These amounts are subject to normal industry payment terms and credit risks. Vermilion manages these risks by monitoring the creditworthiness of customers and joint operations partners and, where appropriate, obtaining assurances such as parental guarantees and letters of credit. Vermilion determines the lifetime expected credit losses recognized on accounts receivable using a provision matrix. In preparing the provision matrix, the Company takes into account historical credit loss experience based on the aging of accounts receivable, adjusted as necessary for current and future petroleum and natural gas prices to the extent that changes in pricing may negatively impact the Company’s customers and joint operations partners. The lifetime expected credit losses on accounts receivable as at December 31, 2020 and 2019 is not material. As at the balance sheet date, approximately 1.4% (2019 - 3.6%) of the accounts receivable balance was outstanding for more than 90 days. Vermilion considers the balance of accounts receivable to be collectible.

Vermilion Energy Inc. ■ Page 29  ■ 2020 Annual Report

Vermilion’s derivative assets primarily relates to the fair value of financial instruments used as part of the Company’s risk management program to mitigate the effects of changes in commodity prices on future cash flows. Vermilion manages this risk by monitoring the creditworthiness of counterparties, transacting primarily with counterparties that have investment grade third party credit ratings, and by limiting the concentration of financial exposure to individual counterparties. As a result, Vermilion has not obtained collateral or other security to support its financial derivatives.

Vermilion’s cash deposited in financial institutions and guaranteed investment certificates are also subject to counterparty credit risk. Vermilion mitigates this risk by transacting with financial institutions with high third party credit ratings.

Liquidity risk:

Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities. Vermilion does not consider this to be a significant risk as its financial position and available committed borrowing facility provide significant financial flexibility and allow Vermilion to meet its obligations as they come due.

The following table summarizes Vermilion’s undiscounted non-derivative financial liabilities and their contractual maturities:

		1 month to	3 months to	1 year to
($M)	1 month	3 months	1 year	5 years
December 31, 2020	92,991	181,475	23,204	2,006,530
December 31, 2019	134,502	208,752	5,136	1,608,435

16. Related party disclosures

The compensation of directors and management is reviewed annually by the independent Governance and Human Resources Committee against industry practices for oil and gas companies of similar size and scope.

The following table summarizes the compensation of directors and other members of key management personnel during the years ended December 31, 2020 and 2019:

	Year Ended
	Dec 31, 2020	Dec 31, 2019
Short-term benefits	4,800	8,084
Equity based compensation	13,169	16,296
	17,969	24,380
Number of individuals included in the above amounts	18	19

During the year ended December 31, 2020, Vermilion recorded $0.2 million of office rent recoveries (2019 - $0.2 million) relating to an office sub-lease to a company whose Managing Director is also a member of Vermilion’s Board of Directors. This related party transaction is provided in the normal course of business under the same commercial terms and conditions as transactions with unrelated companies and is recorded at the exchange amount.

Vermilion Energy Inc. ■ Page 30  ■ 2020 Annual Report

17. Supplemental information

Changes in non-cash working capital was comprised of the following:

	Year Ended
	Dec 31, 2020	Dec 31, 2019
Changes in:
Accounts receivable	15,332	48,913
Crude oil inventory	15,987	(1,638)
Prepaid expenses	(5,476)	(2,882)
Accounts payable and accrued liabilities	(14,772)	(137,209)
Income taxes payable	(877)	(31,994)
Foreign exchange	(6,251)	2,590
Changes in non-cash working capital	3,943	(122,220)

Changes in non-cash operating working capital	12,365	(65,148)
Changes in non-cash investing working capital	(8,422)	(57,072)
Changes in non-cash working capital	3,943	(122,220)

Cash and cash equivalents was comprised of the following:

	As at
	Dec 31, 2020	Dec 31, 2019
Cash on deposit with financial institutions	6,777	28,898
Guaranteed investment certificates	127	130
Cash and cash equivalents	6,904	29,028

Wages and benefits included in operating expenses and general and administration expenses were:

	Year Ended
	Dec 31, 2020	Dec 31, 2019
Operating expense	70,414	77,868
General and administration expense	60,551	47,310
Wages and benefits	130,965	125,178

The following tables summarize Vermilion’s outstanding risk management positions as at December 31, 2020:

Vermilion Energy Inc. ■ Page 31  ■ 2020 Annual Report

	Unit	Currency	Bought Put Volume	Weighted Average Bought Put Price	Sold Call Volume	Weighted Average Sold Call Price	Sold Put Volume	Weighted Average Sold Put Price	Sold Swap Volume	Weighted Average Sold Swap Price	Bought Swap Volume	Weighted Average Bought Swap Price
Dated Brent
Q1 2021	bbl	USD	1,000	47.50	1,000	53.75	1,000	40.00	2,000	49.18	—	—
Q2 2021	bbl	USD	—	—	—	—	—	—	500	47.50	—	—
WTI
Q1 2021	bbl	USD	4,500	45.00	4,500	51.26	4,500	37.50	4,300	45.51	—	—
Q2 2021	bbl	USD	4,000	45.00	4,000	53.50	4,000	37.50	2,150	45.54	—	—
AECO
Q2 2021	mcf	CAD	—	—	—	—	—	—	9,478	2.12	—	—
Q3 2021	mcf	CAD	—	—	—	—	—	—	9,478	2.12	—	—
Q4 2021	mcf	CAD	—	—	—	—	—	—	3,194	2.12	—	—
AECO Basis (AECO less NYMEX Henry Hub)
Q1 2021	mcf	USD	—	—	—	—	—	—	30,000	(1.11)	—	—
Q2 2021	mcf	USD	—	—	—	—	—	—	45,000	(1.08)	—	—
Q3 2021	mcf	USD	—	—	—	—	—	—	45,000	(1.08)	—	—
Q4 2021	mcf	USD	—	—	—	—	—	—	35,054	(1.09)	—	—
Q1 2022	mcf	USD	—	—	—	—	—	—	30,000	(1.10)	—	—
Q2 2022	mcf	USD	—	—	—	—	—	—	35,000	(1.09)	—	—
Q3 2022	mcf	USD	—	—	—	—	—	—	35,000	(1.09)	—	—
Q4 2022	mcf	USD	—	—	—	—	—	—	11,793	(1.09)	—	—
NYMEX Henry Hub
Q1 2021	mcf	USD	15,000	2.73	15,000	2.90	—	—	33,500	2.86	—	—
Q2 2021	mcf	USD	10,000	2.65	10,000	2.77	—	—	28,500	2.83	—	—
Q3 2021	mcf	USD	10,000	2.65	10,000	2.77	—	—	28,500	2.83	—	—
Q4 2021	mcf	USD	10,000	2.65	10,000	2.77	—	—	21,870	2.78	—	—
Ventura Basis (Ventura less NYMEX Henry Hub)
Q1 2021	mcf	USD	—	—	—	—	—	—	—	—	10,000	0.04
Q2 2021	mcf	USD	—	—	—	—	—	—	—	—	10,000	0.04
Q3 2021	mcf	USD	—	—	—	—	—	—	—	—	10,000	0.04
Q4 2021	mcf	USD	—	—	—	—	—	—	—	—	3,370	0.04
SoCal Border											—	—
Q1 2021	mcf	USD	—	—	—	—	—	—	5,000	3.40	—	—
Conway Propane											—	—
Q1 2021	bbl	USD	—	—	—	—	—	—	500	56% WTI	—	—

Vermilion Energy Inc. ■ Page 32  ■ 2020 Annual Report

	Unit	Currency	Bought Put Volume	Weighted Average Bought Put Price	Sold Call Volume	Weighted Average Sold Call Price	Sold Put Volume	Weighted Average Sold Put Price	Sold Swap Volume	Weighted Average Sold Swap Price	Bought Swap Volume	Weighted Average Bought Swap Price
NBP
Q1 2021	mcf	EUR	58,962	5.37	61,419	5.45	58,962	3.88	2,457	4.69	—	—
Q2 2021	mcf	EUR	49,135	5.37	49,135	5.43	49,135	3.87	2,457	4.69	—	—
Q3 2021	mcf	EUR	49,135	5.37	49,135	5.42	49,135	3.87	2,457	4.69	—	—
Q4 2021	mcf	EUR	58,962	5.37	58,962	5.36	58,962	3.88	2,457	4.69	—	—
Q1 2022	mcf	EUR	34,394	5.18	34,394	5.88	34,394	3.63	2,457	4.69	—	—
Q2 2022	mcf	EUR	27,024	5.07	27,024	5.64	27,024	3.50	2,457	4.69	—	—
Q3 2022	mcf	EUR	14,740	4.86	14,740	5.42	14,740	3.42	2,457	4.69	—	—
Q4 2022	mcf	EUR	14,740	4.86	14,740	5.41	14,740	3.42	2,457	4.69	—	—
Q1 2023	mcf	EUR	7,370	4.74	7,370	4.96	7,370	3.32	—	—	—	—
TTF
Q2 2021	mcf	EUR	2,457	4.25	2,457	3.93	2,457	2.93	—	—	—	—
Q3 2021	mcf	EUR	2,457	4.25	2,457	3.92	2,457	2.93	—	—	—	—
Q1 2022	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—	—	—
Q2 2022	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—	—	—
Q3 2022	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—	—	—
Q4 2022	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—	—	—
Q1 2023	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—	—	—

VET Equity Swaps		Initial Share Price		Share Volume
Swap	Jan 2020 - Sep 2021	20.9788	CAD	2,250,000
Swap	Jan 2020 - Oct 2021	22.4587	CAD	1,500,000

Foreign Currency Swaps		Notional Amount		Notional Amount		Average Rate
Swap	Jan 2021	1,200,342,790	USD	1,570,298,550	CAD	1.3082

The following sold option instruments allow the counterparties, at the specified date, to enter into a derivative instrument contract with Vermilion at the detailed terms:

Period if Option Exercised	Unit	Currency	Option Expiration Date	Bought Put Volume	Weighted Average Bought Put Price	Sold Call Volume	Weighted Average Sold Call Price	Sold Put Volume	Weighted Average Sold Put Price	Sold Swap Volume	Weighted Average Sold Swap Price
NYMEX
Apr 2021 - Oct 2021	mcf	USD	24-Mar-21	—	—	—	—	—	—	10,000	2.90
NBP
Jan 2022 - Dec 2022	mcf	EUR	30-Jun-21	—	—	—	—	—	—	2,457	5.13
Dated Brent
Apr 2021 - Mar 2022	bbl	USD	31-Mar-21	—	—	—	—	—	—	500	52.00

Vermilion Energy Inc. ■ Page 33  ■ 2020 Annual Report

DIRECTORS

Lorenzo Donadeo [1]

Calgary, Alberta

Larry J. Macdonald [2,4,6,8]

Calgary, Alberta

Carin Knickel [5,8,12]

Golden, Colorado

Stephen P. Larke [4,6,12]

Calgary, Alberta

Loren M. Leiker [10,13]

McKinney, Texas

Timothy R. Marchant [7,10,11]

Calgary, Alberta

Robert Michaleski [3,6]

Calgary, Alberta

William Roby [8,9,12]

Katy, Texas

Catherine L. Williams [4,6]

Calgary, Alberta

[1]  Executive Chairman

[2]  Lead Director (Independent)

[3]  Audit Committee Chair (Independent)

[4]  Audit Committee Member

[5]  Governance and Human Resources Committee Chair (Independent)

[6]  Governance and Human Resources Committee Member

[7]  Health, Safety and Environment Committee Chair
(Independent)

[8]  Health, Safety and Environment Committee Member

[9]  Independent Reserves Committee Chair (Independent)

[10] Independent Reserves Committee Member

[11] Sustainability Committee Chair (Independent)

[12] Sustainability Committee Member

[13] New Venture Working Team Chair (Independent)

OFFICERS AND KEY PERSONNEL

CANADA

Lorenzo Donadeo *

Executive Chairman

Curtis Hicks *

President

Lars Glemser *

Vice President & Chief Financial Officer

Dion Hatcher *

Vice President North America

Terry Hergott

Vice President Marketing

Darcy Kerwin *

Vice President International & HSE

Kyle Preston

Vice President Investor Relations

Jenson Tan *

Vice President Business Development

Adam Iwanicki

Director Marketing

Yvonne Jeffery

Director Sustainability

Jeremy Kalanuk

Director Operations Accounting

Bryce Kremnica

Director Field Operations - Canada Business Unit

Tom Rafter

Director Land - Canada Business Unit

Steve Reece

Director Information Technology & Information Systems

Averyl Schraven

Director, People & Culture

Robert (Bob) J. Engbloom

Corporate Secretary

UNITED STATES

Scott Seatter

Managing Director - U.S. Business Unit

EUROPE

Gerard Schut *

Vice President European Operations

Sylvain Nothhelfer

Managing Director - France Business Unit

Sven Tummers

Managing Director - Netherlands Business Unit

Bill Liutkus

Managing Director - Germany Business Unit

Ryan Carty

Managing Director - Ireland Business Unit

AUSTRALIA

Bruce D. Lake

Managing Director - Australia Business Unit

* Executive Committee

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

Bank of Montreal

Canadian Imperial Bank of Commerce

Export Development Canada

National Bank of Canada

Royal Bank of Canada

The Bank of Nova Scotia

Wells Fargo Bank N.A., Canadian Branch

Bank of America N.A., Canada Branch

Citibank N.A., Canadian Branch - Citibank Canada

JPMorgan Chase Bank, N.A., Toronto Branch

La Caisse Centrale Desjardins du Québec

Alberta Treasury Branches

Canadian Western Bank

Goldman Sachs Lending Partners LLC

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Odyssey Trust Company

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Kyle Preston

Vice President Investor Relations

403-476-8431 TEL

403-476-8100 FAX

 1-866-895-8101 IR TOLL FREE

 investor_relations@vermilionenergy.com

Vermilion Energy Inc. ■ Page 34  ■ 2020 Annual Report